Exhibit 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports 2nd Quarter 2023 Results

●	Announces 2Q 2023 Revenue of $9.2 million
●	Announces Record Annual Recurring Revenue run-rate now ~$15.2 million
●	Announces 2Q Gross Profit of $4.3 million (46.7%)
●	Announces 1H 2023 Record Gross Profit of $9.4 million (49.0%)
●	Reiterates Projected Backlog Revenue exceeds $110 million

LOUISVILLE, KY – August 4, 2023 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital signage and media solutions, announced its financial results for the three and six months ended June 30, 2023.

Rick Mills, Chief Executive Officer, commented “I am pleased to report second quarter 2023 revenue of $9.2 million, with $4.3 million in gross profit, which equates to a second quarter gross profit margin of 46.7% – a 406 basis-point improvement over the second quarter of last year – continuing the improved year-over-year trend in our margins that was evident in the first quarter. This brings the Company’s gross profit to a record $9.4 million for the first six months of the year at a record gross profit margin for the first half of any year of 49.0%, the latter of which is an approximately 960 basis-point improvement over 2022.”

Mr. Mills continued, “We continue to focus on critical path actions to grow both our customer base and, importantly, our annual SaaS subscription revenue contracts, or ARR, the latter of which now exceeds a $15.2 million run-rate. CRI continues to win in the marketplace, having now successfully converted approximately 69% of our RFP opportunities over the past 12 months. Our new customer acquisition momentum, combined with continued growth in our ARR, has strengthened our expectations for the near and long-term prospects of this business. We are actively competing in a significant number of new customer engagements for which an award of business is currently pending.

“The current quarter has met our expectations. We have had a shift in the revenue ramp associated with the Bowling deployment due to unexpected supply chain delays for certain route/switch equipment, which was being procured and delivered by a third-party, that have since been alleviated in full.  We expect that these delays could ultimately impact our full year revenue results, however we believe the revenues from this project have not vanished but have instead experienced a shift in timing. The associated revenues will be realized, and we continue to project a step-function change in run-rate revenue on a go-forward basis beginning in the third quarter, with an increasing effect in subsequent quarters thereafter for the foreseeable future. The Company expects to generate between $60 million and $80 million in revenue for the next twelve-month period beginning in third quarter 2023, but expects that generating an $80 million run-rate may take an additional quarter or two as we catch up on the third-party supply chain delays that were recently resolved,” Mr. Mills added.

“Importantly, we also project ongoing improvements in profitability associated with both scale and new deployments, the latter of which drive SaaS and other downstream recurring and services revenue at significantly more favorable margins. We are demonstrating the improvements in profitability already and, as we realize our backlog of $110 million, EBITDA and free cash flow will follow. These effects are running in parallel with accelerated debt service as we simultaneously reduce debt and grow profit into an optimal leverage ratio.”

Mr. Mills encouraged investors to attend the Company’s earnings release call, “In addition to providing additional context to our second quarter earnings, we will convey several important announcements and updates relating to new customer acquisitions and the scaling of our CMS platforms.”

Revenue backlog is primarily related to projected network deployments and project work, which upon execution will result in additional ARR. The Company’s backlog calculation is comprised of the full rollout of projects that have been communicated to us by our current customers under contract, and includes all revenues to be received by the Company by deploying all of our products and services necessary to service such stated projects, including projected revenues that are not currently subject to binding purchase orders or firm commitments.

2Q 2023 Financial Overview

All references to current year and prior year represent references to the three months ended June 30, 2023 and 2022, respectively.

Key Highlights:

●	Revenue in-line with previously communicated expectations for second quarter 2023, between $9 - $10 million.
●	Expansion of gross margin percentage to 46.7% in the current year from 42.7% in the prior year.
●	Expansion of Annualized Recurring Revenue to forward run-rate of ~$15.2 million.

Revenue, gross profit, and gross margin:

●

Revenue in the current year were $9,196, representing a decrease of $1,727, or 16%, as compared to prior year. Hardware revenues were $3,437 in the current year, a decrease of $2,230, or 39%, as compared to the prior year. Hardware revenues generated in the prior year were driven by two customers which refreshed their digital hardware throughout their entire geographic footprint. These refresh activities are cyclical in nature and no current customer executed a similar large-scale refresh during the current year. Those refresh activities represented $2,418 in incremental hardware revenue during the prior year.

●

Services and other revenues in the current year were $5,759, an increase of $503, or 10%, as compared to prior year driven primarily by increases in installation services revenue and growth in managed services revenue. Managed services revenue, which includes both software-as-a-service (“SaaS”), help desk technical subscription services, and other services revenues. While those managed services revenues were effectively flat at $3,835, the prior year figure included the last remaining software license contracts associated with Safe Space Solutions, which were discontinued earlier in 2023.

●	Gross profit decreased by $364, or 8% in the current year as compared to prior year driven by an increase in installation services revenue.

●

Gross profit margin increased to 47% during the current year, from 43% in the prior year driven by (1) favorable revenue mix during the three months ended June 30, 2023 as managed services, which includes higher margin SaaS and other services revenues, increased to 42% of total revenue in the current year as compared to 35% of total revenues in the prior year, and (2) margin expansion in hardware, partially offset by reduced revenue in the current year.

Operating expenses:

●

Sales and marketing expenses generally include the salaries, taxes, and benefits of our sales and marketing personnel, as well as trade show activities, travel, and other related sales and marketing costs. Sales and marketing expenses increased by $82, or 7%, in the current year as compared to the prior year driven primarily by the Company’s enhanced investments into sales and marketing activities. Following the Company’s merger with Reflect Systems, Inc. (the “Merger”), the Company adopted certain tools, technology, and processes – particularly with respect to lead generation and brand marketing – that were historically undercapitalized by the Company and have since accelerated new customer acquisition. Through completion of the Merger, the Company also acquired a media sales business unit that serves to monetize customer networks via the direct sale of advertising to be displayed on digital advertising networks owned by those customers. This business utilizes internal and third-party sales agents - the salaries and commissions of which are included within Sales and Marketing Expense within the Condensed Consolidated Statement of Operations. We expect the sales and marketing expenses of the Company for the three months ended June 30, 2023 to adequately reflect normal spend in these areas in future reporting periods.

●

Research and development expenses generally include personnel and development tools costs associated with the continued development of the Company’s content management systems and other related application development. The Company capitalizes certain of these expenses and amortizes those costs through the Condensed Consolidated Statement of Operations on a straight-line basis over the economic useful life of the software feature or functionality. Research and development expenses decreased by $41, or 10%, in the current year as compared to prior year driven primarily by an elevated level of capitalized activity during the current quarter associated with a customer-facing opportunity.

●

General and administrative expenses were effectively flat, increasing $33, or 1%, in the current year as compared to prior year driven by reductions (1) of $203 in stock compensation expense as outstanding performance awards were fully expensed as of December 31, 2022, and (2)  in certain expenses following completion of integration activities/projects completed during 2022 following the Reflect Merger (including but not limited to consolidation of CMS tools, cloud hosting environments, IT tools) that materialized through the balance of 2022. These decreases were offset by increases of $278 in personnel costs in the current year as a result of higher headcount following the Merger and scaled up operations in response to an increase in customer acquisitions.

Operating loss, net loss, and EBITDA:

●

Operating loss was $0.7 million for the current year ended as compared to breakeven in the prior year, inclusive of approximately $0.8 and $0.5 million in non-cash amortization of fixed and intangible assets in the current and prior year, respectively.

●

Net loss was $1.4 million for the current period as compared to net income of $1.3 million for the same period in 2022, which was driven in the prior year by a non-cash gain of $2.5 million on mark-to-market liabilities no longer included in the Company’s condensed consolidated balance sheet.

●

Adjusted EBITDA was approximately $0.3 million in the current period as compared to $0.9 million in the prior period, with Adjusted EBITDA margin percentage of 3.2% in the current period as compared to 8.3% in the prior period. See the appendix for a description of these non-GAAP financial measures and reconciliation to our net income.

A reconciliation of the GAAP-basis net income/(loss) to Adjusted EBITDA is provided in a table at the end of this press release.

Other notes:

●

Cash: The Company’s cash on hand as of June 30, 2023 increased to $3.3 million from $1.6 million as of December 31, 2022 as a result of collections on accounts receivable, annual billings associated with our SaaS-based contracts, and increases in customer deposits on future deployments, partially offset by investments in software development projects and repayment of debt.

●

Debt: Through June 30, 2023, the Company has repaid in excess of $2.5 million in principal on debt, reducing the Company’s leverage ratio. The Company anticipates that starting on September 1, 2023, it will begin making principal debt payments of approximately $399. In response to these conditions, management plans to either refinance or recapitalize its debt should the Company not produce sufficient cash flows to continue to make repayments of principal.

Conference Call Details

The Company will host a conference call to review the results of the Company’s second quarter 2023, and provide additional commentary about the Company’s recent performance, on Friday, August 4, 2023 at 9:00 am Eastern Time.

Prior to the call, participants should register at http://bit.ly/CRIearnings2023Q2. Once registered, participants can use the dial-in information provided in the registration email to listen to the Company’s prepared remarks and participate in the live question and answer session. An archived edition of the conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. The Company designs, develops and deploys digital signage experiences for enterprise-level networks, and is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues.

With its recent acquisition of Reflect Systems, Inc. (“Reflect”), a leading provider of digital signage software platforms, the Company is poised to extend its product and service offering and accelerate growth in SaaS revenue. While Reflect provided a broad range of digital signage solutions, Reflect’s flagship products are the market-leading ReflectView digital signage platform and Reflect AdLogic ad management platform. ReflectView is the industry’s most comprehensive, scalable, enterprise-grade digital signage platform, powering enterprise customer networks. Meanwhile, Reflect AdLogic has become the benchmark for digital signage powered ad networks, delivering nearly 50 million ads daily. The acquisition of Reflect also brought to the Company a media sales division with the expertise and relationships to help any digital signage venue owner develop and execute a monetization plan for their network.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2023.

Cautionary Note on Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2022 and in our Quarterly Report on Form 10-Q for the period ended June 30, 2023, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our ability to effectively integrate Reflect’s business operations, our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, our ability to remain listed on the Nasdaq Capital Market, our ability to realize the revenues included in our future guidance and backlog reports, our ability to satisfy our upcoming debt obligations and other liabilities, the ability of the Company to continue as a going concern, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Christina Davies

cdavies@ideagrove.com

Investor Relations:

ir@cri.com

https://investors.cri.com/

CREATIVE REALITIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	June 30,	December 31,
	2023	2022
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,264	$1,633
Accounts receivable, net	6,496	8,263
Work-in-process and inventories, net	1,148	2,267
Prepaid expenses and other current assets	784	1,819
Total current assets	$11,692	$13,982
Property and equipment, net	453	201
Operating lease right-of-use assets	1,356	1,584
Intangibles, net	23,936	23,752
Goodwill	26,453	26,453
Other assets	44	43
TOTAL ASSETS	$63,934	$66,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,892	$3,757
Accrued expenses	3,217	3,828
Deferred revenues	2,827	1,223
Customer deposits	3,985	2,478
Current maturities of operating leases	645	711
Short-term portion of Secured Promissory Note	833	1,248
Short-term portion of related party Consolidation Term Loan, net of $747 and $745 discount, respectively	3,245	1,251
Short-term related party Term Loan (2022)	119	2,000
Total current liabilities	17,763	16,496
Long-term Secured Promissory Note	-	208
Long-term related party Acquisition Term Loan, net of $1,139 and $1,484 discount, respectively	8,861	8,516
Long-term related party Consolidation Term Loan, net of $469 and $840 discount, respectively	2,724	4,349
Long-term obligations under operating leases	711	873
Contingent acquisition consideration, at fair value	9,881	9,789
Other liabilities	136	205
TOTAL LIABILITIES	40,076	40,436

SHAREHOLDERS’ EQUITY
Common stock, $0.01 par value, 66,666 shares authorized; 7,409 and 7,266 shares issued and outstanding, respectively	74	72
Additional paid-in capital	76,618	75,916
Accumulated deficit	(52,834)	(50,409)
Total shareholders’ equity	23,858	25,579
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$63,934	$66,015

CREATIVE REALITIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Sales
Hardware	$3,437	$5,667	$7,759	$12,126
Services and other	5,759	5,256	11,381	9,554
Total sales	9,196	10,923	19,140	21,680
Cost of sales
Hardware	2,724	4,610	5,930	9,992
Services and other	2,174	1,651	3,823	3,134
Total cost of sales	4,898	6,261	9,753	13,126
Gross profit	4,298	4,662	9,387	8,554
Operating expenses:
Sales and marketing expenses	1,229	1,147	2,365	1,854
Research and development expenses	377	418	743	659
General and administrative expenses	2,595	2,562	5,493	5,422
Depreciation and amortization expense	797	468	1,576	1,175
Deal and transaction expenses	-	37	-	428
Total operating expenses	4,998	4,632	10,177	9,538
Operating income/(loss)	(700)	30	(790)	(984)

Other income (expenses):
Interest expense, including amortization of debt discount	(787)	(750)	(1,590)	(1,199)
Change in fair value of warrant liability	-	2,433	-	7,902
Change in fair value of equity guarantee	(16)	(73)	(92)	(73)
Loss on debt waiver consent	-	-	-	(1,212)
Loss on warrant amendment	-	(345)	-	(345)
Gain/(loss) on settlement of obligations	-	21	-	(274)
Other income (expense)	123	(1)	135	5
Total other income (expense)	(680)	1,285	(1,547)	4,804
Net (loss) income before income taxes	(1,380)	1,315	(2,337)	3,820
Provision for income taxes	(45)	(53)	(88)	(56)
Net (loss) income	$(1,425)	$1,262	$(2,425)	$3,764
Basic (loss) earnings per common share	$(0.19)	$0.17	$(0.33)	$0.62
Diluted (loss) earnings per common share	$(0.19)	$0.17	$(0.33)	$0.62
Weighted average shares outstanding - basic	7,406	7,234	7,379	6,060
Weighted average shares outstanding - diluted	7,406	7,234	7,379	6,060

CREATIVE REALITIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended
	June 30,
	2023	2022
Operating Activities:
Net (loss) income	$(2,425)	$3,764
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	1,576	1,175
Amortization of debt discount	714	541
Amortization of stock-based compensation	493	1,014
Loss on debt waiver consent	-	1,212
Loss on warrant amendment	-	345
Change on change in fair value of warrants	-	274
Bad debt expense	309	106
Gain on change in fair value of warrants	-	(7,902)
Loss on change in fair value of contingent consideration	92	73
Deferred income taxes	46	-
Changes to operating assets and liabilities:
Accounts receivable	1,458	(4,035)
Work-in-process and inventories	1,119	(562)
Prepaid expenses and other current assets	1,035	(811)
Accounts payable	(585)	2,487
Accrued expenses	(559)	229
Deferred revenues	1,604	1,178
Customer deposits	1,507	809
Other	(40)	40
Net cash provided by (used in) operating activities	6,344	(63)
Investing activities
Acquisition of business, net of cash acquired	-	(17,186)
Purchases of property and equipment	(219)	(32)
Capitalization of labor for software development	(1,984)	(2,328)
Net cash used in investing activities	(2,203)	(19,546)
Financing activities
Principal payments on finance leases	(6)	-
Proceeds from sale of common stock in PIPE, net of offering expenses	-	1,814
Proceeds from sale & exercise of pre-funded warrants in PIPE, net of offering expenses	-	8,295
Proceeds from Acquisition Loan, net of offering expenses	-	9,868
Repayment of Term Loan (2022)	(1,881)	-
Repayment of Secured Promissory Note	(623)	(411)
Net cash (used in) provided by financing activities	(2,510)	19,566
Increase (decrease) in Cash and Cash Equivalents	1,631	(43)
Cash and Cash Equivalents, beginning of period	1,633	2,883
Cash and Cash Equivalents, end of period	$3,264	$2,840

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
	June 30	March 31	December 31	September 30	June 30
Quarters ended	2023	2023	2022	2022	2022
GAAP net income (loss)	$(1,425)	$(1,000)	$(1,334)	$(554)	$1,262
Interest expense:
Amortization of debt discount	358	356	364	363	360
Other interest, net	429	447	423	394	390
Depreciation/amortization:
Amortization of intangible assets	754	754	743	848	431
Amortization of employee share-based awards	151	225	448	456	316
Depreciation of property & equipment	43	25	30	37	37
Income tax expense/(benefit)	45	43	33	(10)	53
EBITDA	$355	$850	$707	$1,534	$2,849
Adjustments
Gain on fair value of warrant liability	-	-	-	-	(2,433)
Gain on settlement of obligations	-	-	-	(37)	(21)
Loss on warrant amendment	-	-	-	-	345
(Gain)/loss on fair value of equity guarantee	16	76	(705)	(442)	73
Disposal of Safe Space Solutions inventory	-	-	909	-	-
Deal and transaction expenses	-	-	54	110	37
Other (income)/expense	(123)	(12)	7	2	1
Stock-based compensation – Director grants	43	43	56	82	82
Adjusted EBITDA	$291	957	1,028	1,249	933